                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ______________________

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)

                           SEABULK INTERNATIONAL, INC.
________________________________________________________________________________
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
________________________________________________________________________________
                         (Title of Class of Securities)

                                    81169P101
________________________________________________________________________________
                                 (CUSIP Number)

                               C/R Marine GP Corp.
                          c/o Riverstone Holdings, LLC
                         712 Fifth Avenue, 19/th/ Floor
                            New York, New York 10019
                         Attention: Pierre Lapeyre, Jr.
                              Phone: (212) 993-0093
________________________________________________________________________________
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 July 1, 2005
________________________________________________________________________________
             (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.[_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

    C/R Marine Domestic Partnership, L.P. ("C/R U.S.")
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)[_]
                                                                         (b)[X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    00 - Contributions from Partners
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

--------------------------------------------------------------------------------

                                      7      SOLE VOTING POWER
           NUMBER OF
            SHARES                           0 shares of Common Stock
         BENEFICIALLY                 ----------------------------------------------------------------------------
           OWNED BY                   8      SHARED VOTING POWER
             EACH
          REPORTING                          0 shares of Common Stock (includes 8,569 shares of
            PERSON                           Common Stock issuable upon exercise of Warrants)
             WITH                     ----------------------------------------------------------------------------
                                      9      SOLE DISPOSITIVE POWER

                                             0 shares of Common Stock

------------------------------------------------------------------------------------------------------------------
                                      10     SHARED DISPOSITIVE POWER

                                             0 shares of Common Stock (includes 8,569 shares of
                                             Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0 shares of Common Stock (includes 8,569 shares of Common Stock issuable upon exercise of Warrants)
-----------------------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
    EXCLUDES CERTAIN SHARES

-----------------------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    0%
-----------------------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    PN
------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     C/R Marine Non-U.S. Partnership, L.P. ("C/R Int'l")
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)[_]
                                                               (b)[X]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

     00 - Contributions from Partners
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [_]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
      NUMBER OF
        SHARES         0 shares of Common Stock
                  --------------------------------------------------------------
    BENEFICIALLY   8   SHARED VOTING POWER
      OWNED BY
        EACH           0 shares of Common Stock (includes 26,417 shares
      REPORTING        of Common Stock issuable upon exercise of Warrants)
        PERSON    --------------------------------------------------------------
        WITH       9   SOLE DISPOSITIVE POWER

                       0 shares of Common Stock
                  --------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER

                       0 shares of Common Stock (includes 26,417 shares
                       of Common Stock issuable upon exercise of Warrants)
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 shares of Common Stock (includes 26,417 shares of Common Stock issuable upon exercise of Warrants)
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES
                                                                  [_]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     C/R Marine Coinvestment, L.P. ("C/R Coinvestment")
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)[_]
                                                               (b)[X]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS


     00 - Contributions from Partners
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [_]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF
     SHARES              0 shares of Common Stock
                  --------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER
    OWNED BY

       EACH              0 shares of Common Stock (includes 3,606 shares
     REPORTING           of Common Stock issuable upon exercise of Warrants)
                  --------------------------------------------------------------
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH
                         0 shares of Common Stock
                  --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0 shares of Common Stock (includes 3,606 shares
                         of Common Stock issuable upon exercise of Warrants)
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 shares of Common Stock (includes 3,606 shares of Common Stock issuable upon exercise of Warrants)
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES
                                                                  [_]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     C/R Marine Coinvestment II, L.P. ("C/R Coinvestment II")
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)[_]
                                                                (b)[X]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

     00 - Contributions from Partners
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                        [_]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
    NUMBER OF
     SHARES           0 shares of Common Stock
                 ---------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER
    OWNED BY
      EACH            0 shares of Common Stock (includes 2,590 shares of
    REPORTING         Common Stock issuable upon exercise of Warrants)
                 ---------------------------------------------------------------
     PERSON       9   SOLE DISPOSITIVE POWER
      WITH
                      0 shares of Common Stock
                  --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      0 shares of Common Stock (includes 2,590 shares of
                      Common Stock issuable upon exercise of Warrants)
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 shares of Common Stock (includes 2,590 shares of Common Stock issuable upon exercise of Warrants)
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES
                                                                   [_]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     C/R Marine GP Corp.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)[_]
                                                                (b)[X]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

     Not applicable
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                        [_]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
    NUMBER OF
     SHARES           0 shares of Common Stock
                 ---------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER
    OWNED BY
      EACH            0 shares of Common Stock (includes 41,182 shares
    REPORTING         of Common Stock issuable upon exercise of Warrants)
                 ---------------------------------------------------------------
     PERSON       9   SOLE DISPOSITIVE POWER
      WITH
                      0 shares of Common Stock
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      0 shares of Common Stock (includes 41,182 shares
                      of Common Stock issuable upon exercise of Warrants)
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 shares of Common Stock (includes 41,182 shares of Common Stock issuable upon exercise of Warrants)
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES
                                                                   [_]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

          This Amendment No. 3 (the "Amendment") to the Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 17, 2002 (the "Schedule 13D"), as amended by Amendment No. 1, dated September 13, 2002 ("Amendment No. 1"), and further amended by Amendment No. 2 dated March 21, 2005 ("Amendment NO. 2"), relating to shares of Common Stock, par value $0.01 per share (the "Common Stock") of Seabulk International, Inc. (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D, Amendment No. 1 and Amendment No. 2, as applicable.

          Item 5. Interest in Securities of the Issuer

          The information contained in Item 5(a)-(c) and (e) of the Schedule 13D is hereby amended and restated in its entirety as follows:

          (a)-(b) the C/R Entities beneficially own no shares of Common Stock by virtue of the conversion of its shares of Common Stock and Warrants into .2694 of a share of common stock, par value $.01 per share, of Seacor in connection with the consummation of the merger contemplated by that certain Agreement and Plan of Merger, dated as of March 16, 2005 among Seacor Holdings Inc. ("Seacor"), SBLK Acquisition Corp. (the "Merger Sub"), Corbulk LLC and Seabulk International, Inc. (the "Merger"). As of the effective time of the Merger, none of the Reporting Persons may be deemed to own any shares of Common Stock by virtue of the fact that the C/R Entities beneficially own no shares of Common Stock. Immediately prior to the effective time of the Merger, each of the Reporting Persons may have been deemed to beneficially own an aggregate of 11,745,420 shares of Common Stock by virtue of the C/R Entities' ownership of Common Stock and their ability to convert their Warrants into shares of Common Stock.

          (c) On May 26, 2005, C/R Marine Coinvestment II, L.P. distributed 365,845 shares of its Common Stock to its sole limited partner Midstream Delta, L.P. ("Midstream") in a liquidation of the partnership. Midstream subsequently sold its shares.

          (e) As of the effective time of the Merger on July 1, 2005, the Reporting Persons ceased to be beneficial owners of any of the Company's Common Stock.

          Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Item 6 of Amendment No. 2 is hereby amended by adding the following at the end thereto:

          On July 1, 2005, Merger Sub merged with and into the Company. In connection with the Merger, effective immediately upon the effectiveness of the Merger, each share of Common Stock of the Company automatically converted into the right to receive .2694 shares of common stock of Seacor and $4.00 cash. In connection with the Merger and as contemplated by the Merger Agreement, effective immediately upon the effectiveness of the Merger, all Warrants to purchase shares of common stock of the Company were acquired by Seacor for .2694 shares of common stock of Seacor and $3.99 cash. Immediately following the Merger, none of the Reporting Persons are the holders of record of, or have any pecuniary interest in any shares of Common Stock or Warrants of the Company.

          Item 7. Material to be Filed as Exhibits.

          The following exhibits are filed herewith:

          Exhibit 6A: Joint Filing Agreement, dated as of July 16, 2002 (incorporated by reference to the Schedule 13D).

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 8, 2005

                           C/R MARINE DOMESTIC PARTNERSHIP, L.P.

                           By:      C/R Marine GP Corp.
                                    its General Partner

                           By:      /s/ Daniel A. D'Aniello
                                    ------------------------------
                                    Name:  Daniel A. D'Aniello
                                    Title: President

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 8, 2005

                               C/R MARINE NON-U.S. PARTNERSHIP, L.P.

                               By:  C/R Marine GP Corp.
                                    its General Partner

                               By:  /s/ Daniel A. D'Aniello
                                    ----------------------------
                                    Name:  Daniel A. D'Aniello
                                    Title: President

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 8, 2005

                                     C/R MARINE COINVESTMENT, L.P.

                                     By: C/R Marine GP Corp.
                                         its General Partner


                                     By: /s/ Daniel A. D'Aniello
                                         -------------------------------
                                         Name:  Daniel A. D'Aniello
                                         Title: President

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 8, 2005

                                  C/R MARINE COINVESTMENT II, L.P.

                                  By:  C/R Marine GP Corp.
                                       its General Partner

                                  By:  /s/ Daniel A. D'Aniello
                                       -------------------------------
                                       Name:  Daniel A. D'Aniello
                                       Title: President

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 8, 2005

                               C/R MARINE GP CORP.

                               By: /s/ Daniel A. D'Aniello
                                    -------------------------------
                                    Name:  Daniel A. D'Aniello
                                    Title: President